Exhibit 99.2

Huachen AI Parking Management Technology Holding Co., Ltd Announces Closing of US$2.75 Million Public Offering

SHANGHAI, China, Sept. 16, 2026 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd. (NASDAQ: HCAI, “HCAI” or “the Company”), a China based provider of equipment structural components and electric vehicle charging solutions and services, today announced the closing of its previously announced registered public offering conducted on a best-efforts basis.

The Company issued of an aggregate of 2,750,000 Class A Ordinary Shares, par value of US$0.0000375 per share, of the Company, and Ordinary Warrants to purchase up to 2,750,000 Class A Ordinary Shares (the “Ordinary Warrant”), at a purchase price of $1.00 per Class A Ordinary Share and accompanying Ordinary Warrant.

Each Ordinary Warrant is immediately exercisable upon issuance at an initial exercise price of US$1.00, which is equal to the public offering price per Unit. The exercise price is subject to customary anti-dilution adjustments in connection with share splits, share combinations, dividend distributions, subsequent equity sale and other corporate restructurings. Each Ordinary Warrant will expire on the third anniversary of the issuance date.

The Company received total gross proceeds of approximately US$2.75 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses. The Company intends to use the net proceeds from the offering for working capital purposes and for the purchase of insurance coverage for the Company’s directors and officers.

Maxim Group LLC acted as the sole placement agent for the offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Pryor Cashman LLP acted as U.S. securities counsel to the placement agent, in connection with the offering.

The offering was made pursuant to the Company’s “shelf” registration statement on Form F-3 (File No. 333- 296529), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 5, 2026 and declared effective on June 12, 2026. A prospectus supplement and accompanying base prospectus describing the terms of the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. No offering, sale or solicitation shall be permitted in any jurisdiction where such offering or sale would be unlawful prior to registration, exemption or qualification under the local securities laws of such jurisdiction.

About Huachen AI Parking Management Technology Holding Co., Ltd.

Huachen AI Parking Management Technology Holding Co., Ltd. is an exempted company incorporated under the laws of the Cayman Islands. Through its operating subsidiaries in the People's Republic of China, the Company focuses on the provision of equipment structural components and electric vehicle charging solutions and services.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, and includes such statements regarding timing of closing, satisfaction of closing conditions, and expected proceeds from the offering. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

These forward-looking statements are subject to substantial risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied, including without limitation: the Company’s ability to complete the Offering in accordance with the expected timeline and terms; satisfaction of closing conditions; the planned use and actual deployment of net proceeds; adverse changes in global market conditions and capital market sentiment; risks relating to the Company’s business strategy adjustment and asset optimization; the ability to maintain the Company’s Nasdaq listing status; changes in industry policies and regulatory rules; future capital financing needs; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor & Media Contact

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li

Email: ir@huachenai.com

Mobile: +852-95791074